Exhibit 99.1

AETERNA zentaris Receives EXTENSION FROM Nasdaq TO SATISFY CONTINUING listing REQUIREMENTS

CHARLESTON, S.C., June 4, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) ( the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that the Company has received a positive decision from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC(the “Staff”), granting the Company’s request for an extension through October 5, 2020 to achieve compliance with the minimum $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. The Staff’s determination followed the Company’s submission of its compliance plan for the Staff’s consideration on May 26, 2020.

The Company is pursuing a number of initiatives to increase stockholders’ equity, the completion of which are expected to enable it to achieve compliance with the minimum stockholders’ equity requirement by no later than October 5, 2020 and to thereafter maintain compliance with the listing requirements.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements include those relating to the intended use of proceeds and may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our Common Shares on the NASDAQ, our ability to continue as a going concern is dependent, in part, on our ability to transfer cash from Aeterna Zentaris GmbH to Aeterna Zentaris and the U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo, the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations, including studies, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com